Exhibit 99.6

To Our Shareholders

This fiscal quarter was highlighted by the commencement of a clinical study of our lead neurological drug candidate, ELND005, in Alzheimer’s disease (AD) patients with agitation and aggression. This is the second Phase 2 study started by our licensing partner, Elan, adding to a Phase 2 clinical study of ELND005 in bipolar disorder which began in August 2012. In parallel, Transition has been performing a proof-of-concept clinical study of TT-401 in subjects with type 2 diabetes that is nearing completion.

Pipeline Review

ELND-005 – Neurological Disorders:

Agitation/Aggression is a large unmet medical need as it is expected that approximately 60% of all AD patients will develop agitation/aggression over the course of their disease. These behavioral changes are very troubling and stressful for AD caregivers and patient families. The burdens of these behaviors are a leading cause in the decision to institutionalize AD patients. An effective therapy therefore would have the potential to reduce caregiver stress, prolong the time AD patients can remain with their caregivers and lower the institutional costs of AD care. There are currently no approved therapies to treat agitation and aggression in AD patients.

In November 2012, Elan announced the dosing of the first patient in a Phase 2 clinical study of ELND005 in approximately 400 moderate to severe AD patients that are experiencing moderate levels of agitation/aggression. The primary endpoint of the study is the change from baseline in agitation/aggression scores over a 12-week treatment period. The study is expected to be completed by the end of calendar 2013, with data available in early 2014. Elan has also begun a safety extension study of those subjects from the AD agitation/aggression trial to evaluate safety over 24 weeks exposure to ELND005.

The rationale for the agitation/aggression clinical study is derived from the completed Phase II clinical study of ELND005 in mild to moderate AD patients. While the primary endpoints of that completed study related to cognitive and functional outcomes, the study also followed changes in neuropsychiatric symptoms (NPS). In the completed study, ELND005 appeared to decrease the emergence and severity of specific NPS including agitation/aggression. The study also showed that the administration of ELND005 led to significant reductions in the brain levels of a molecule called myo-inositol. In some published clinical studies, reductions in myo-inositol have been correlated with the activity of lithium and valproic acid, two current leading therapies for mood disorders. Thus from both a clinical and scientific perspective, there are multiple lines of evidence supporting the symptomatic application of ELND005 for agitation/aggression in AD patients.

The agitation/aggression study is the second Phase II study commenced by Elan this year. A 400 patient Phase 2 study evaluating ELND005 in bipolar disorder type 1 patients is also underway. The bipolar disorder study will examine ELND005 as an adjunctive maintenance therapy to delay the time to occurrence of mood episodes.

TT-401 –Type 2 Diabetes:

TT-401 is being developed as a next generation therapy for those individuals with type 2 diabetes. The data to date supports TT-401’s product profile as a once-weekly administered peptide to effectively lower blood glucose levels of diabetes patients while also providing secondary benefits including weight loss and improvement of lipid profiles.

The single ascending dose Phase 1 study has been completed. In the study, TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

Following receipt of these data, Transition together with its development partner Lilly jointly decided to advance TT-401 into a proof-of-concept clinical study. In this study, 60 obese or obese diabetic subjects receive TT-401 therapy or placebo for a treatment period of five weeks. The dosing phase of this study has been completed with only follow-up visits remaining. We expect data from this study to be announced in calendar Q2 2013.

OUTLOOK

As we look ahead, there are upcoming clinical development milestones for all our therapeutic programs. For TT-401, the proof of concept clinical study has completed dosing and we look to report results in Q2 calendar 2013. This data could trigger a US$7 million milestone payment from Lilly, should Lilly wish to retain their option for further development of TT-401. The development of ELND005 has broadened with two separate Phase II studies; a agitation/aggression clinical study in AD and a bipolar disorder clinical study. Both these studies are underway and will provide important efficacy data in the coming quarters. Finally, TT-301 is positioned to provide an opportunity for partnership or clinical studies in the near term.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.